

September 15, 2022

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
30 Dov Hoz
Kiryat Ono, 5555626, Israel

      Re: ParaZero Technologies Ltd.
          Amendment No. 5 to Registration Statement on Form F-1
          Filed September 15, 2022
          File No. 333-265178

Dear Mr. Shetzer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed September 15, 2022

General

1. Provide disclosure regarding the manner of determination of the offering price and describe the factors considered in determining the offering price. See Item 9.A of Form 20-F.

Boaz Shetzer
ParaZero Technologies Ltd.
September 15, 2022
Page 2

You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Huberman